

25003204

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44131

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Grodsky Associates Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
APR 8 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box)

29 Longview Street
_____(No. and Street)_____

West Orange   **NJ**   **07052**
      (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sheldon Gradsky   **973-243-0300**   sgrodsky@grodskyassociates.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.   **Hamilton**   **NJ**   **08691**
(Address)   (City)   (State)   (Zip Code)

12/17/2024   **7259**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Grodsky _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grodsky Associates Inc. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ⟨signature⟩

Title:
President

DYLAN DRUMMOND
NOTARY PUBLIC
State of New Jersey
My Commission Expires
August 13, 2025

_____
Notary Public

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Grodsky Associates, Inc.
(SEC I.D. No. 8-44131)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Stockholder
Grodsky Associates, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Grodsky Associates, Inc. as of December 31, 2024, and the related statements of operations, changes in shareholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Grodsky Associates, Inc. as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Grodsky Associates, Inc.'s management. My responsibility is to express an opinion on Grodsky Associates, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Grodsky Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Grodsky Associates, Inc.'s financial statements.

The supplemental information is the responsibility of Grodsky Associates, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Grodsky Associates, Inc.'s auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
April 12, 2025

GRODSKY ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Assets		
Cash	$	7,656
Receivable from clearing broker		52,021
Accounts receivable		2,975
Prepaid Expenses		2,579
Total Current Assets		65,231
Property & equipment, net of accumulated depreciation of $57,417		0
Total Assets	$	65,231

LIABILITIES AND SHAREHOLDER EQUITY

Liabilities		
Accounts payable	$	6,922
Total Current Liabilities		6,922
Total Liabilities		6,922

Commitments and Contingencies (Note 6)

<u>Shareholder Equity</u>

Common stock, 2,500 shares authorized at stated value $1 par, 1,290 issued and outstanding	1,290
Additional paid in capital	50.710
Retained earnings	6,309
Total Shareholder Equity	58,309
Total Liabilities & Shareholder Equity	$ 65,231

See accompanying notes.

GRODSKY ASSOCIATES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2024

Revenues

Commissions	$	15,793
Less: Clearing expenses		(19,168)
Mutual fund 12b-1 fees		33,877
Interest income		2,707
Other revenue		398
Total revenue		33,607

Expenses

Wages and benefits	5,215
Regulatory fees	5,184
Communication & data processing	4,847
Professional fees	5,550
General & administrative	16,250
Payroll & other tax expense	67
Total expenses	37,113

Loss from operations		(3,506)
Provision for income tax		500
Net loss	$	(4,006)

See accompanying notes.

GRODSKY ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
Year Ended December 31, 2024

	Common Stock		Additional Paid In Capital	Retained Earnings	Total
	Number of Shares	Amount			
Balance at December 31, 2023	1,290	$ 1,290	$ 50,710	$ 10,315	$ 62,315
Net Loss				(4,006)	(4,006)
Balance at December 31, 2024	1,290	$ 1,290	$ 50,710	$ 6,309	$ 58,309

See accompanying notes.

GRODSKY ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(4,006)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
(Increase) Decrease in Operating Assets:		
Receivable from clearing broker		481
Accounts receivable		(450)
Prepaid expenses		(8)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		10
Net cash used in operating activities		(3,973)
Net decrease in cash		(3,973)
Cash at Beginning of Year		11,629
Cash at End of Year	$	7,656
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	500
Cash paid for interest	$	-

See accompanying notes.

1 Organization and Nature of Business

Grodsky Associates, Inc. (the Company) is a privately held corporation formed in New Jersey 1991 for the purpose of conducting business as a securities broker dealer. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company sells various investments to individual clients located in the United States. The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the Rule 15c3-3 under Section (k)(2)(ii) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2024. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Revenue Recognition

The Company recognizes revenue from commissions and other sources in the period they are received. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2024.

(d) Revenue Recognition - continued

The Company's revenues can vary based on the performance of the financial markets. The Company recognizes revenue from securities transactions on a settlement date basis, generally the next business day following the transaction date. Generally accepted accounting principles require's revenue to be recognized on a trade date basis. There is no material difference between trade and settlement date. The Company clears all securities transactions through National Financial Services on a fully disclosed basis.

(e) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the shareholder and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2024. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2020.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company had no investments in equity or debt securities at December 31, 2024.

For further discussion of fair value, see "Note 5 Fair Value"

3   Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2024, the Company had net capital of $55,730, which was $30,730 in excess of its required minimum net capital of $25,000. The Company's net capital ratio was 0.1242 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3 (k)(2)(ii) exemption.

4   Concentrations and Economic Dependency

A significant amount of the Company's revenues are derived from the sale of open-end mutual funds and trading in securities.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2024. As of December 31, 2024 there were no cash balances held in any accounts that were not fully insured.

5   Fair Value

Cash, accounts receivable, prepaid expense, and accounts payable are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 7 below), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

7   Related Party Transactions

The Company pays the president and sole shareholder $500 per month for use of its office space. Rent expense for the year ended December 31, 2024 was $0. The shareholder has waived the balance due of $6,000 and will not seek reimbursement.

8   Income Taxes

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry-forwards at December 31, 2024 total approximately $1,800. The loss carry forwards incurred can be carried forward indefinitely.

The components of the net deferred tax asset as of March 31, 2024 are as follows:

Deferred Tax Assets

Net Operating Loss Carry Forwards	$	400
Valuation Allowance	(	400)
Net Deferred Tax Asset	$	0

8   Income Taxes - *continued*

The components of income tax expense at December 31, 2024 are as follows:

Current

Federal	$	
State		500
Total		$ 500

Deferred

Federal	400
Change in Valuation Allowance	(400)

Total Tax provision	$ 500

The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance.

9   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through the date April 12, 2025 the date the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

GRODSKY ASSOCIATES, INC.
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2024

Schedule I

NET CAPITAL

Shareholder Equity	$	58,309
Less Non Allowables		
Prepaid Expenses		(2,579)
Total		(2,579)
NET CAPITAL		55,730
Minimum Required Net Capital		25,000
Excess Net Capital	$	30,730
AI/NC Ratio		.1242 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2024

Net Capital, as reported in Company's Part II unaudited Focus Report	$	55,671
Net Capital, per above		55,730
Difference	$	(59)

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2024.

Grodsky Associates, Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED December 31, 2024

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Grodsky Associates, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Grodsky Associates, Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2024

EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Grodsky Associates, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2024 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691

Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholder
Grodsky Associates, Inc.

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Grodsky Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Grodsky Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(ii), (the "exemption provisions") and (2) Grodsky Associates, Inc. stated that Grodsky Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Grodsky Associates, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grodsky Associates, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
April 12, 2025

Grodsky Associates, Inc.

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2024

Grodsky Associates, Inc. Exemption Report

Grodsky Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2024, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(ii).

Additionally, the firm is relying on Footnote #74 of the SEC Release No. 34-70073 as the Company's other business activities are limited to:

1. effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the firm;
2. receiving compensation for non-customer activities related to consulting services and investment advisory service, and the firm
   a. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company);
   b. did not carry accounts of or for customers; and
   c. did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.
3. Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Grodsky Associates, Inc.

I, Sheldon Grodsky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Sheldon Grodsky_

Sheldon Grodsky
President/CCO/FINOP